Filed by Guilford Pharmaceuticals Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Guilford Pharmaceuticals Inc.
Commission File No.: 000-23736

Contacts:

MGI PHARMA	Noonan Russo	Guilford Pharmaceuticals
Jennifer Davis	Robert Stanislaro	Stacey Jurchison
212-332-4381	212-845-4268	410-631-5022
IR@mgipharma.com	robert.stanislaro@eurorscg.com	jurchisons@guilfordpharm.com
NEWS RELEASE(For Release On September 1, 2005 at 7:00 am ET)
MGI PHARMA AND GUILFORD PHARMACEUTICALS
ANNOUNCE EXPIRATION OF THE
HART-SCOTT-RODINO WAITING PERIOD
MINNEAPOLIS, MN and BALTIMORE, MD, September 1, 2005—MGI PHARMA, INC. (Nasdaq: MOGN), an oncology and acute care focused biopharmaceutical company, and Guilford Pharmaceuticals Inc. (NASDAQ: GLFD), a biopharmaceutical company engaged in the research, development and commercialization of drugs that target the acute care market, today announced that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, with respect to the acquisition of Guilford by MGI PHARMA, expired at 11:59 p.m. Eastern Time on August 31, 2005. In addition, the Securities and Exchange Commission (the “SEC”) has declared effective the registration statement on Form S-4 relating to the issuance of MGI PHARMA common stock in connection with the acquisition. The companies continue to expect this acquisition to close early in the fourth quarter of 2005.
The acquisition is subject to the approval of Guilford stockholders and certain other conditions that are described in the Proxy Statement/Prospectus that is part of the registration statement and that has been mailed to Guilford stockholders who were stockholders of record on August 25, 2005. Guilford stockholders of record on August 25, 2005 will vote on the acquisition at a special meeting scheduled for 10:00 a.m. Eastern Time, on September 29, 2005, at Guilford’s Research and Development Facility located at 6411 Beckley Street, Baltimore, Maryland, 21224.
About Guilford Pharmaceuticals
Guilford Pharmaceuticals Inc. is a biopharmaceutical company engaged in the research, development and commercialization of proprietary drugs that target hospital markets. Presently, Guilford markets two commercial products, Gliadel® wafer (polifeprosan 20 with carmustine implant), for the treatment of high grade malignant gliomas, and Aggrastat® injection (tirofiban hydrochloride), a glycoprotein GP IIb/IIIa receptor antagonist for the treatment of acute coronary syndrome (ACS). Guilford’s product pipeline includes Aquavan® injection, a sedative/hypnotic agent, and other early stage programs including NAALADase and PARP inhibitors, focused in supportive care and

HSR EXPIRATION ANNOUNCEMENT

oncology. For additional prescribing information about Gliadel wafer and Aggrastat injection please see http://www.guilfordpharm.com.
About MGI PHARMA
MGI PHARMA, INC. is an oncology and acute care focused biopharmaceutical company that acquires, develops and commercializes proprietary products that address the unmet needs of cancer patients. MGI PHARMA markets Aloxi® (palonosetron hydrochloride) injection, Kadian® (sustained release morphine sulfate) capsules, Salagen® Tablets (pilocarpine hydrochloride) and Hexalen® (altretamine) capsules in the United States. The company directly markets its products in the U.S. and collaborates with partners to reach international markets. For more information about MGI PHARMA, please visit www.mgipharma.com.
Important Additional Information
In connection with the proposed transaction, MGI PHARMA filed with the SEC a registration statement on Form S-4 containing a Proxy Statement/Prospectus. Investors are urged to read the registration statement, the Proxy Statement/Prospectus and all other relevant documents filed or to be filed with the SEC because they contain important information about MGI PHARMA, Guilford and the proposed transaction. The final Proxy Statement/Prospectus has been mailed to Guilford stockholders. Guilford stockholders are able to obtain the registration statement, the Proxy Statement/Prospectus and any other relevant filed documents for free at the SEC’s website (www.sec.gov). These documents can also be obtained for free from MGI by directing a request to MGI PHARMA Investor Relations at 952-346-4700.
Participants in Solicitation
MGI PHARMA, Guilford, and their directors and officers may be deemed to be participants in the solicitation of proxies from Guilford stockholders in respect of the proposed transaction. Information regarding MGI PHARMA’s participants is available in MGI PHARMA’s Annual Report on Form 10-K for the year ended December 31, 2004 and its proxy statement for its 2005 Annual Meeting of Stockholders, which are filed with the SEC. Information regarding Guilford’s participants is available in Guilford’s Annual Report on Form 10-K for the year ended December 31, 2004 and the proxy statement for its 2005 Annual Meeting of Stockholders, which are filed with the SEC. Additional information regarding interests of such participants will be included in the registration statement containing the Proxy Statement/Prospectus that has been filed with the SEC.
This news release contains certain “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are typically preceded by words such as “believes,” “ expects,” “anticipates,” “intends,” “will,” “may,” “should,” or similar expressions. These forward-looking statements are not guarantees of MGI PHARMA’s or Guilford’s future performance and involve a number of risks and uncertainties that may cause actual results to differ materially from the results discussed in these statements. Factors that might cause either company’s results to differ materially from those expressed or implied by such forward-looking statements include, but are not limited to, the ability of MGI PHARMA and Guilford’s product candidates to be proven safe and effective in humans, to receive marketing

HSR EXPIRATION ANNOUNCEMENT

authorization from regulatory authorities, and to ultimately compete successfully with other therapies; continued sales of MGI PHARMA and Guilford’s marketed products; development or acquisition of additional products; reliance on contract manufacturing; changes in strategic alliances; continued access to capital; ability of Guilford and MGI PHARMA to complete the transaction on the proposed terms; the risk that the perceived advantages of the transaction, if consummated, may not be achieved; and other risks and uncertainties detailed from time to time in the companies’ filings with the Securities and Exchange Commission including their most recently filed Form 10-Q or 10-K. MGI PHARMA and Guilford undertake no duty to update any of these forward-looking statements to conform them to actual results.
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